Exhibit 99.4

UK’s Cleveland Police Selects NICE Investigate for Digital Evidence
Management Process Transformation in the Cloud

NICE Investigate will digitally transform operations by automating processes and bolstering efficiency for more than 1,500 police officers

Hoboken, N.J., October 14, 2020 – NICE (Nasdaq: NICE) today announced that the United Kingdom’s Cleveland Police has selected the NICE Investigate Digital Investigation and Digital Evidence Management Software. Cleveland Police will use NICE Investigate to digitally transform and automate processes around collecting, analyzing and sharing evidence in the cloud to better serve the community and criminal justice partners, and to bolster efficiency for its workforce of more than 1,500 police officers.

Chris Barker, Chief Inspector, Cleveland Police said, “Cleveland Police went through a detailed procurement exercise and identified NICE Investigate as the digital evidence management system most capable of meeting both our national mandates around digital evidence management and our local policing needs. Deploying NICE Investigate Xpress in advance of our full NICE Investigate rollout has enabled us to come up the learning curve quickly, and keep officers and the public safe. The feedback we’ve received from our officers has been positive and our engagement with the Crown Prosecution Service (CPS) through NICE Investigate’s wholly digital process is working well.”

Chris Wooten, Executive Vice President, NICE, stated, “Using NICE Investigate, Cleveland Police, like the many other police forces before it, will be able to harness the power of digital data and technology to better protect and serve communities, enhance its collaboration with the Crown Prosecution Service (CPS) and other criminal justice partners, and digitally transform and automate many aspects of daily police work through the cloud.”

As a one-stop solution for digital evidence management, NICE Investigate will enable Cleveland Police to:
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Improve officer efficiency by enabling investigators to collect evidence through a single login. NICE Investigate will integrate into the force’s 999 call recording, Niche records management, STORM command and control, custody interview recording, body-worn video, in-car video, and SOCO image systems. Using analytics, NICE Investigate correlates all of this structured and unstructured data to rapidly uncover connections and push evidence to investigators.

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Better serve communities by providing an easy, discreet way for citizens, businesses and community organizations to share digital evidence. Cleveland Police can create a public appeal for any active investigation in minutes and share it on social media. Citizens simply click on a secure link to upload their videos, photos, screenshots, or any other digital evidence. The force is also collaborating with the public, local businesses, hospitals and Cleveland Borough Council members to register hundreds of CCTV cameras. Viewing cameras geo-located on a map, police officers can then request and receive CCTV video electronically, instead of driving to each location. Uploaded content is automatically virus-checked, transcoded, and securely stored in the cloud. Without NICE Investigate, police officers would need to make an estimated 4,500 trips per week to collect digital evidence – a huge time and resource drain.

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Comply with national requirements by sharing all digital evidence with the CPS electronically. Instead of copying case files and digital evidence onto CDs, USB drives and paper, Cleveland Police will be able to share all digital evidence electronically, by emailing secure links to digital case files. The system also automatically tracks who accessed what to ensure a chain of custody.

Ahead of its force-wide roll-out of NICE Investigate, Cleveland Police utilized a scaled-down version of NICE Investigate called NICE Investigate Xpress, which NICE offered to the police free-of-charge through 2020. This has allowed the force to leverage NICE Investigate’s public appeals capability to collect evidence without face-to-face contact. Cleveland Police is also using the system to share evidence with the Crown Prosecution Service, in line with its COVID-19 countermeasures.

NICE Investigate is a one-stop solution for transforming manual processes around the collection, management, analysis and sharing of all types of digital evidence. NICE Investigate is currently being used by 15 police forces in the UK, additional police departments in the US, and more than 50,000 investigators and police officers around the world. NICE is also offering a version of its cloud-based NICE Investigate, NICE Investigate Xpress, to police forces free-of-charge for the duration of 2020, typically deployed in less than 48 hours.

To learn more about the NICE Investigate Digital Evidence Management solution and NICE Investigate Xpress:
•	Visit the NICE website by clicking here.
•	Email PSInfo@NICE.com for more information.

About Cleveland Police
Cleveland (UK) Police have policing oversight for approximately 230 square miles, covering Hartlepool, Middlesbrough, Redcar and Cleveland and Stockton and a population of around 560,000 people. The Force was formed in 1974 as the successor to the Teesside Constabulary and the York and North East Yorkshire Police. It also took over part of Durham Constabulary. Cleveland Police core vision and values focus on transparency, impartiality, integrity and public service.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, +1 201-561-4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, IDT

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.